Exhibit (a)(1)(B)

ELECTION FORM

International Game Technology (IGT)

OFFER TO EXCHANGE SPECIFIED OUTSTANDING STOCK OPTIONS

FOR NEW STOCK OPTIONS (the “Exchange Offer”)

You are not required to return this paper election form if you make your election online through the Stock Option Exchange Program Website at https://igt.optionelection.com, or if you do not wish to participate in the Exchange Offer.

Please read this election form carefully, including the Instructions and Agreements that follow your signature below. To properly elect to exchange your eligible options in accordance with the Exchange Offer, IGT must receive your paper election form before 5:00 p.m., Pacific Time, on November 3, 2009, unless IGT extends the Exchange Offer (the “end of the election period”).  If IGT does not receive an election from you before the end of the election period, you will not be able to participate in the Exchange Offer, and you will retain all of your outstanding eligible options under their existing terms and conditions. IGT will not contact you to confirm your decision not to participate.

If you desire to participate in the Exchange Offer and you are unable or choose not to submit your election electronically using the Stock Option Exchange Program Website, you must complete and sign the paper election form in accordance with its instructions and send it to IGT’s Stock Plan Administration Group, by hand, by interoffice mail, by facsimile (775) 448-0770, by regular or overnight mail (International Game Technology, 9295 Prototype Drive, Reno, NV  89521-8986, Attention: Stock Plan Administration Group), or by email to option.exchange@IGT.com.

The properly completed and duly executed election form (whether submitted electronically or in paper form), must be received as specified above before the end of the election period. Your paper election form will be effective as of the date IGT receives your properly completed and signed paper election form.

Elections forms submitted to other IGT offices (other than the Reno office) or other IGT personnel (other than IGT’s Stock Plan Administration Group), are not permitted.  The delivery of all documents, including elections, is at your own risk.

IGT intends to confirm receipt of a paper election form within five business days after receipt. If you do not receive confirmation, or if you submit your paper election form less than five business days before the end of the election period, it is your responsibility to confirm that it has been received by emailing option.exchange@IGT.com.

FOR THIS PAPER ELECTION FORM TO BE EFFECTIVE, THIS PAPER ELECTION FORM MUST BE COMPLETED, SIGNED AND RECEIVED BEFORE 5:00 p.m., PACIFIC TIME ON TUESDAY, NOVEMBER 3, 2009 (OR SUCH LATER DATE AS MAY APPLY IF THE EXCHANGE OFFER IS EXTENDED).

International Game Technology (“IGT”)

OFFER TO EXCHANGE SPECIFIED OUTSTANDING STOCK OPTIONS

FOR NEW STOCK OPTIONS

ELECTION FORM

As used in this election form, the “Exchange Offer” refers to the offer being extended by IGT to certain employees to exchange specified outstanding stock options for new stock options, and the “Offer to Exchange document” refers to the document entitled Offer to Exchange Specified Outstanding Stock Options for New Stock Options, dated October 5, 2009, that sets forth the terms and conditions of the Exchange Offer.

By signing below, I understand and agree that:

1. I have received and understand the Offer to Exchange document relating to the offer by International Game Technology (“IGT”) to exchange some or all of my outstanding options to purchase shares of IGT common stock that (i) have been granted under the 2002 Stock Incentive Plan; (ii) have an option price equal to or greater than $28.00; (iii) were granted prior to October 1, 2008; and (iv) are outstanding when the Exchange Offer expires at 5:00 p.m. Pacific Time on Tuesday, November 3, 2009, unless IGT extends the Exchange Offer (the “end of the election period”) for nonqualified options for a lesser number of shares (the “new stock options”) with an exercise price equal to the closing price of IGT’s common stock on the date the new stock options are granted, which is expected to be the next business day after the expiration date of the Exchange Offer, subject to the terms and conditions set forth in the Offer to Exchange document. Terms used but not otherwise defined in this paper election form shall have the meanings given to them in the Offer to Exchange document.

2. I am not eligible to participate in the Exchange Offer unless I am an “eligible employee,” defined as all employees of IGT based in the U.S. who hold eligible options other than members of IGT’s board of directors, executive officers (including IGT’s named executive officers), other senior officers designated by IGT’s compensation committee, retired or terminated employees, and employees based outside of the United States. To remain eligible to tender eligible options for exchange and cancellation, and receive new stock options, pursuant to the Offer to Exchange document, I must be employed by IGT on the date the Exchange Offer commences and must remain employed through the end of the election period.

3. The Exchange Offer will expire at 5:00 p.m. Pacific Time on November 3, 2009, unless IGT extends the Exchange Offer. The eligible options surrendered will be cancelled as of the end of the election period, unless IGT elects to terminate the Exchange Offer (in accordance with the Offer to Exchange document) or it elects, in its sole discretion, not to accept for surrender any or all of the eligible options. The grant date for the new stock options is expected to occur promptly after the Exchange Offer expires and is expected to be on the next business day after the end of the election period.

4. By choosing to participate in the Exchange Offer, I may only elect to exchange eligible options. If I tender any of my eligible options, I must tender all eligible options under the applicable eligible option grant. This means that I may not tender only a portion of an outstanding eligible option grant. However, if I have more than one outstanding eligible option grant, I may tender all of the eligible options under one or more such grants and choose not to tender the eligible options subject to a different grant.

5. In return for those eligible options that I elect to exchange, and subject to the terms of the Exchange Offer, IGT will grant me new stock options. If I participate in this Exchange Offer, I will receive the amount of new stock options for surrendered eligible options based on the exchange ratio of eligible options to new stock options set forth in the Offer to Exchange document, subject to certain conditions set forth in the Offer to Exchange document. If I am not an employee of IGT at the end of the election period, I will not receive any new stock options.

6. The new stock options will have some different terms and conditions compared to the eligible options cancelled in this Exchange Offer, with respect to their tax classification (with respect to eligible options that are incentive stock options), exercise price, expiration, vesting schedule, and the number of underlying shares of common stock. In addition, the new stock options will be granted under, and will be subject to the terms and conditions of, the 2002 Stock Incentive Plan and a new option agreement between IGT and me.

7. My employment with IGT remains “at will” and can be terminated by me or IGT at any time, with or without cause or notice, and neither the ability to participate in the Exchange Offer nor actual participation in the Exchange Offer shall be construed as a right to continued employment with IGT. IGT has made no representations or warranties to me regarding the Exchange Offer or the future price or value of IGT’s common stock and my participation in the Exchange Offer is at my own discretion. IGT shall not be liable for any costs, taxes, losses or damages I may incur as a result of my decision to tender my eligible options in the Exchange Offer.

8. My death or incapacity will not affect IGT’s authority to take the actions described in the Offer to Exchange document with respect to eligible options that I have tendered for exchange, and such authority will survive my death or incapacity. All of my obligations under this election form will be binding upon my heirs, personal representatives, successors and assigns.

9. Under certain circumstances set forth in the Offer to Exchange document, IGT may terminate (in accordance with the Offer to Exchange document), modify or amend the Exchange Offer. In any such event, the eligible options tendered for exchange but not accepted will remain in effect on the same terms and conditions and pursuant to the stock option plan(s) under which they were originally granted.

10. I acknowledge that IGT has encouraged me to consult with my own tax, financial and legal advisors as to the consequences of participating or not participating in the Exchange Offer.

11. To administer the Exchange Offer, IGT must collect, use and transfer information regarding me and my eligible option grants, including, but not limited to, my name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in IGT or its subsidiaries, details of all stock options or any other entitlement to shares of stock awarded, cancelled, exercised, vested, unvested or outstanding in my favor (“Data”).  Further, IGT may have to pass that information on to third parties who are assisting with the Exchange Offer.  By submitting this election form and surrendering my eligible options for exchange, I explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of my Data by IGT and its subsidiaries and affiliates for the exclusive purpose of implementing, administering and managing my participation in the Exchange Offer as described above.  I further understand that the Data will be transferred to any stock plan service providers or other third parties as may be selected by IGT that are assisting IGT with the implementation, administration and management of the Exchange Offer.

12. I hereby give up my entire ownership interest in the eligible options as described above. All of these identified eligible options, any rights related to these eligible options and any certificates or other documentation evidencing such eligible option grant(s) will become null and void as of the end of the election period. I am not required to tender any of my eligible options pursuant to the Exchange Offer. I understand that my participation and this election are entirely voluntary, and I am aware that I may change or withdraw my decision to tender my eligible options at any time until 5:00 p.m. Pacific Time on November 3, 2009, by: (i) submitting a new election on the Stock Option Exchange Program Website, which is available at https://igt.optionelection.com and following the instructions on the website; (ii) delivering a new properly completed and duly executed paper election form bearing a later date; or (iii) delivering a properly completed and duly executed paper notice of withdrawal in accordance with its instructions. This decision to tender my eligible options will be irrevocable after 5:00 p.m. Pacific Time on November 3, 2009, unless the Exchange Offer is extended. My election (whether submitted electronically through the Stock Option Exchange Program Website or in paper form) bearing the most recent date, or my paper notice of withdrawal, if I complete and deliver such a notice and it bears a more recent date than any of my elections, received by IGT as of 5:00 p.m. Pacific Time on November 3, 2009 will be my final decision.

13. I hereby represent and warrant that I have full power and authority to elect to surrender the eligible options marked “Exchange” in the table below and that, when and to the extent such eligible options are accepted by IGT, such eligible options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such eligible options will not be subject to any adverse claims.  Without limiting the foregoing, I hereby represent and warrant that either I am not married and do not have a registered domestic partner, my spouse or registered domestic partner has no community or other marital property rights in the eligible options or new stock options, or my spouse or registered domestic partner has consented to and agreed to be bound by the election form.  Upon request, I will execute and deliver any additional documents deemed by IGT to be necessary or desirable to complete the exchange of the eligible options I am electing to exchange.

14. I hereby elect to exchange and cancel the eligible options as described below. I have the full power and authority to elect to exchange these eligible options.

I wish to surrender in accordance with the Exchange Offer my eligible options listed below (please list):

Grant Date	Number of Eligible Options	Exercise Price	Exchange

Please note that IGT will not issue any fractional new stock options.

You can choose to exchange some eligible options and not others, but you must exchange all of the eligible options of any given grant if you want to exchange any of them. A “grant” means all of the stock options granted to you on the same day.  For example, if you were granted 100 stock options on February 26, 2008, then all of those options would be considered part of the same grant. You may either exchange all of those options or none of them, but you may not exchange only some of them.

Any election you make on this paper election form to exchange an option that is no longer eligible for exchange in the Exchange Offer, as a result of its previous exercise, termination of your employment or otherwise, will not be accepted.

If you have any questions, please contact IGT’s Stock Plan Administration Group by email at option.exchange@IGT.com.

Employee Signature	Date and Time

Employee Name Printed	IGT Office in which Employed

Email Address	Daytime Telephone Number

INSTRUCTIONS AND AGREEMENTS

FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

1. Defined Terms. All capitalized terms used in this paper election form but not defined have the meaning given to them in the Offer to Exchange document.

2. Expiration. The Exchange Offer and any rights to surrender, or to withdraw your surrender of your eligible options will expire at 5:00 p.m., Pacific Time, on November 3, 2009 (or on a later date if IGT extends the Exchange Offer).  Any election or paper election form received after that time will not be accepted. This is a one-time offer.

3. Delivery of Election Form. You are not required to return this paper election form if you make your election online through the Stock Option Exchange Program Website at https://IGT.optionelection.com, or if you do not wish to participate in the Exchange Offer.  If you intend to surrender your eligible options in accordance with the Exchange Offer by submitting a paper election form, you must complete and sign the paper election form in accordance with its instructions and send it to IGT’s Stock Plan Administration Group, by hand, by interoffice mail, by facsimile (775) 448-0770, by regular or overnight mail (International Game Technology, 9295 Prototype Drive, Reno, NV  89521-8986, Attention: Stock Plan Administration Group), or by email to option.exchange@IGT.com. The properly completed and duly executed election form (whether submitted electronically or in paper form), must be received as specified above before the end of the election period, or if the Exchange Offer is extended by us in our sole discretion, the extended end of the election period.  Your paper election form will be effective only upon receipt by IGT. The delivery of all documents is at your own risk.

IGT will not accept any alternative, conditional or contingent surrenders of eligible options for exchange. All eligible employees electing to exchange eligible options, by execution of the paper election form, waive any right to receive any notice of the acceptance of their election to exchange, except as provided for in the Offer to Exchange document.

You are not required to surrender your eligible options for exchange, and participation in the Exchange Offer is completely voluntary. If you do not wish to participate in the Exchange Offer, no action is required on your part.

4. Surrender of Additional eligible options. If you submitted an election (either through the Stock Option Exchange Program Website or by submitting a paper election form) to surrender some of your eligible options, and would like to surrender additional eligible options for exchange, you must submit a new election (either through the Stock Option Exchange Program Website or by one of the options listed above) listing all eligible options you wish to surrender for exchange, including those listed in your original election. If submitted by a new paper election form, the new paper election form must be signed and dated after your original election. Upon the receipt of such a new, properly completed, signed and dated paper election form, any previously submitted election will be disregarded and will be considered replaced in full by the new paper election form. You will be bound by the last properly submitted election or withdrawal received by IGT prior to 5:00 p.m., Pacific Time, on November 3, 2009 (or, if the Exchange Offer is extended, prior to the expiration of the extended Exchange Offer).

5. Withdrawal of Election. Your surrender of your eligible options in accordance with the Exchange Offer may be withdrawn at any time prior to the expiration of the Exchange Offer. If the Exchange Offer is extended by IGT, you may withdraw your election at any time until the expiration of the extended Exchange Offer. Withdrawals may be made by revising your election on the Stock Option Exchange Program Website or by delivering a properly completed and signed paper notice of withdrawal to IGT’s Stock Plan Administration Group, by hand, by interoffice mail, by facsimile (775) 448-0770, by regular or overnight mail (International Game Technology, 9295 Prototype Drive, Reno, NV  89521-8986, Attention: Stock Plan Administration Group), or by email to option.exchange@IGT.com. The properly completed and duly executed notice of withdrawal (whether submitted electronically or in paper form), must be received as specified above before the end of the election period, or if the Exchange Offer is extended by us in our sole discretion, the extended end of the election period.  Your paper notice of withdrawal will be effective only upon receipt by IGT. The delivery of all documents is at your own risk.  Withdrawals may not be rescinded, and any eligible options withdrawn from the Exchange Offer will thereafter be deemed not properly surrendered for exchange in accordance with the Exchange Offer, unless your eligible options are properly re-surrendered before the expiration of the Exchange Offer by following the procedures described in Instructions 3, 4 and 6.

6. Signatures on this Election Form; Amendment.  Except as described in the following two sentences, this paper election form must be signed by the eligible employee who surrenders the eligible option(s) exactly as the eligible employee’s name appears on the stock option agreement relating to the eligible option(s).  If the eligible employee’s name has been legally changed since the stock option agreement was accepted, proof of the legal name change must be submitted with the paper election form.  If the signature is by an attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be identified on the paper election form.

7. Requests for Assistance or Additional Copies.  If you have any questions regarding this paper election form, please contact IGT’s Stock Plan Administration Group by email at option.exchange@IGT.com.  If you would like to request additional copies of the Offer to Exchange document, this paper election form, or other documents related to the Exchange Offer, please send your request to IGT’s Stock Plan Administration Group, by hand, by interoffice mail, by facsimile (775) 448-0770, or by email option.exchange@IGT.com. All copies will be furnished promptly at IGT’s expense.

8. Irregularities. IGT will, in its sole discretion, determine the eligibility of options for exchange in the Exchange Offer and the eligibility of employees to participate in the Exchange Offer. In addition, IGT will determine, in its sole discretion, all questions as to validity, form, eligibility, time of receipt, and acceptance of any surrender (or withdrawal) of eligible options for exchange. Neither IGT nor any other person is obligated to give notice of any defects or irregularities, nor will anyone incur any liability for failure to give any such notice. No surrender of eligible options for exchange will be deemed to have been properly made until all defects or irregularities have been cured by the eligible employee or waived by IGT. Subject to any order or decision by a court or arbitrator of competent jurisdiction, IGT’s determination of these matters will be final, conclusive and binding on all persons.

9. Additional Documents to Read. You should read the Offer to Exchange document and this paper election form before deciding whether or not to participate in the Exchange Offer.

10. Important Tax Information. You should consult your own tax advisor and refer to Section 13 of the Offer to Exchange document, which contains important U.S. tax information.